Exhibit 99.1

SODASTREAM REPORTS THIRD QUARTER FISCAL 2015 RESULTS

AIRPORT CITY, Israel – November 4, 2015 - SodaStream International Ltd. (NASDAQ: SODA), the leading manufacturer of home beverage carbonation systems, announced today its results for the three and nine month periods ended September 30, 2015.

For the third quarter ended September 30, 2015, on an adjusted basis*

•	Revenue was $110.0 million compared to $125.9 million in the third quarter 2014; Revenue on a constant currency basis was $126.0 million
•	Adjusted operating income was $5.4 million compared to $8.9 million in the third quarter 2014; Adjusted operating income on a constant currency basis was $10.5 million.
•	Adjusted EBITDA was $9.7 million compared to $13.7 million in the third quarter 2014; Adjusted EBITDA on a constant currency basis was $14.8 million.
•	Adjusted net income was $4.7 million compared to $9.5 million in the third quarter 2014
•	Adjusted diluted earnings per share were $0.22 compared to $0.45 in the third quarter 2014
•	CO2 refills reached an all-time quarterly record of 7.0 million

*Adjusted revenue, Adjusted operating income, Adjusted net income and Adjusted diluted earnings per share are non-IFRS financial measures that eliminate the effect of restructuring costs, which include $2.5 million of pre-tax charges incurred as part of the Company’s restructuring and growth plan announced on October 29, 2014. The charges were related to activities associated with discontinued products, which decreased inventory and fixed assets by $1.9 million and increased cost of revenue by $1.9 million. An additional expense of $0.6 million was associated with the transition to the new Lehavim plant in Southern Israel which increased cost of revenue. Adjusted EBITDA represents earnings before financial income, income tax, depreciation and amortization, and further eliminates the effect of restructuring costs. Reconciliations of the non-IFRS measures included in this press release to the IFRS results are included at the end of this press release.

“Our operating results were similar to the year ago period on a constant currency basis as the growth plan we announced a year ago continues to gain traction. Our recent performance included a number of highlights that underscore the strength of our brand and business model” said Daniel Birnbaum, Chief Executive Officer of SodaStream. “Third quarter CO2 refills increased 10% to an all-time record 7 million, a great indication that our global user base is increasing consumption. We believe usage rates will continue to grow as existing and new consumers embrace our repositioning as a healthy “water brand” provided by our enhanced better-for-you product portfolio, which we recently launched in the U.S. and other select countries. As we accelerate production in our new, state-of-the-art plant in Lehavim, and continue the launch of our new Waters line and strategic repositioning, we believe we are poised to start delivering improved financial results and greater shareholder value beginning in 2016.”

Third Quarter 2015 Financial Reviews

(The financial review relates to the Non-IFRS Consolidated Statements of Operations. All USD values are in accordance with IFRS unless stated otherwise.)

Geographical Revenue Breakdown
Revenue	Three Months Ended
	September 30, 2014	September 30, 2015	(Decrease)	(Decrease)
	In Millions USD			%
Western Europe	$74.6	$68.5	$(6.1)	(8)%
The Americas	29.5	26.2	(3.3)	(11)%
Asia-Pacific	13.3	9.0	(4.3)	(32)%
Central & Eastern Europe, Middle East, Africa	8.5	6.3	(2.2)	(27)%
Total	$125.9	$110.0	$(15.9)	(13)%

1

Product Segment Revenue Breakdown
Revenue	Three Months Ended
	September 30, 2014	September 30, 2015	(decrease)	(decrease)
	In millions USD			%
Sparkling Water Maker Starter Kits	$41.5	$34.2	$(7.3)	(17)%
Consumables	81.2	73.9	(7.3)	(9)%
Other	3.2	1.9	(1.3)	(41)%
Total	$125.9	$110.0	$(15.9)	(13)%

Product Segment Unit Breakdown	Three Months Ended
	September 30, 2014	September 30, 2015	Increase (decrease)	Increase (decrease)
	In thousands			%
Sparkling Water Maker Starter Kits	818	639	(179)	(22)%
CO2 Refills	6,396	7,021	625	10%
Flavors	7,607	6,726	(881)	(12)%

The decrease in revenue year-over-year was mainly due to changes in foreign currency exchange rates which reduced revenue by $16.0 million. Since the same period a year ago, several foreign currencies have weakened versus the U.S. dollar, including the Euro by 17%, the Australian Dollar by 22% and the Swedish Krona by 18%.

Gross margin for the third quarter 2015 (before the impact of restructuring costs) was 48.4% compared to 51.2% for the same period in 2014. Third quarter 2015 gross margin was negatively impacted by changes in foreign currency exchange rates versus the same period last year, partially offset by higher share of CO2 refills in the product mix.

Sales and marketing expenses for the third quarter 2015 totaled $36.0 million, or 32.8% of revenue, compared to $41.6 million, or 33.1% for the comparable period last year. The decrease was primarily attributable to lower distribution costs driven by lower sales volume. Sales and marketing expenses also decreased versus the same period last year due to changes in foreign currency rates, mainly the weakening of the Euro and the Australian dollar.

General and administrative expenses for the third quarter 2015 were $11.8 million, or 10.7% of revenue, compared to $13.9 million, or 11.1% of revenue in the comparable period of last year. The decrease was mainly due to a decrease in share-based payment expenses.

Operating income (before the impact of restructuring costs) was $5.4 million, or 4.9% of revenue, compared to $8.9 million, or 7.1% of revenue, in the third quarter 2014. The decrease in operating income was driven primarily by negative impact on revenue from changes in foreign currency exchange rates, offset by lower operating expenses, mainly a reduction in sales and marketing expenses.

The net negative impact on operating income from changes in foreign currency exchange rates in comparison with the same period in 2014 was approximately $5.1 million.

Net financial income was $0.1 million compared to net financial income of $1.8 million in the same period in 2014. Financial income in the third quarter 2015 was mainly due to a reduction of liabilities in Israeli Shekels following its devaluation against the U.S. dollar.

Tax expense was $0.8 million with an effective tax rate of 26.0%, compared to $1.2 million with an effective tax rate of 11.5% in the third quarter 2014. The increase in the effective tax rate is due to the geographical allocation of profit before income tax.

Balance Sheet Review

Cash and cash equivalents at September 30, 2015 were $43.5 million compared to $46.9 million at December 31, 2014. The decrease is primarily attributable to the investment in the Company’s new production facility, partially offset by cash generated from operations.

The Company had $47.6 million of bank debt at September 30, 2015 mainly for financing the investment in its new production facility, compared to $43.9 million of bank debt at December 31, 2014.

Working capital at September 30, 2015 decreased by 12.9% to $138.3 million compared to $158.8 million at December 31, 2014 largely due to the impact of the restructuring. Inventories at September 30, 2015 decreased by 12.4% to $121.2 million compared to $138.4 million at December 31, 2014.

2

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been annexed as Exhibits 99.2 and 99.3 to the Form 6-K furnished to the Securities and Exchange Commission and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 a.m. Eastern Standard Time (U.S. time) today (Wednesday, November 4, 2015) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream is the world's leading manufacturer and distributor of Sparkling Water Makers, which enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water more exciting and fun to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. The products promote health and wellness, are environmentally friendly, cost effective, and are customizable and fun to use. Products are available at more than 70,000 retail stores across 45 countries, including approximately 13,000 retail stores in the United States. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Non-IFRS Financial Measures

The 6-K-IFRS measures, including Adjusted revenue, Adjusted net income, Adjusted EBITDA, and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted EBITDA represents earnings before financial expense (income), income tax, depreciation and amortization, and further eliminates the effect of restructuring costs. Adjusted revenue, Adjusted net income and Adjusted diluted earnings per share eliminate the effect of restructuring costs.

The Company believes that the Adjusted revenue, Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, as described above, should be considered in evaluating the Company’s operations. Adjusted revenue, Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS exclude restructuring costs because most of this charge is a non-cash expense that does not reflect the performance of the Company’s underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results.

3

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions: Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and/or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended December 31, 2014 and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

4

Consolidated Statements of Operations

In thousands (other than per share amounts)

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2014	2015	2014	2015
	(Unaudited)		(Unaudited)
Revenues	$385,248	$300,193	$125,905	$110,015
Cost of revenues	187,668	155,455	61,428	59,255

Gross profit	197,580	144,738	64,477	50,760

Operating expenses
Sales and marketing	134,723	103,610	41,636	36,031
General and administrative	40,358	34,869	13,931	11,772

Total operating expenses	175,081	138,479	55,567	47,803

Operating income	22,499	6,259	8,910	2,957

Interest expense (income), net	552	64	219	(62)
Other financial income, net	(1,210)	(5,212)	(2,002)	(10)

Total financial income, net	(658)	(5,148)	(1,783)	(72)

Income before income taxes	23,157	11,407	10,693	3,029

Income tax expense	2,672	2,158	1,229	787

Net income for the period	$20,485	$9,249	$9,464	$2,242

Net income per share
Basic	$0.98	$0.44	$0.45	$0.11
Diluted	$0.96	$0.44	$0.45	$0.11

Weighted average number of shares
Basic	20,956	21,030	21,000	21,041
Diluted	21,243	21,111	21,193	21,118

5

Consolidated Balance Sheets as of

	December 31,	September 30,
	2014	2015
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$46,880	$43,480
Inventories	138,392	121,231
Trade receivables	94,217	70,928
Other receivables	34,789	29,493
Derivative financial instruments	1,035	1,013
Total current assets	315,313	266,145

Property, plant and equipment	124,817	152,080
Intangible assets	44,389	43,169
Deferred tax assets	2,506	3,809
Other receivables	273	437
Total non-current assets	171,985	199,495

Total assets	487,298	465,640

Liabilities
Loans and borrowings	9,239	27,374
Derivative financial instruments	491	-
Trade payables	67,011	46,919
Income tax payable	11,740	10,044
Provisions	2,469	2,622
Other current liabilities	27,882	24,779
Total current liabilities	118,832	111,738

Loans and borrowings	34,645	20,241
Employee benefits	2,174	2,051
Other non-current liabilities	122	157
Deferred tax liabilities	750	700
Total non-current liabilities	37,691	23,149

Total liabilities	156,523	134,887

Shareholders’ equity
Share capital	3,400	3,405
Share premium	198,918	202,830
Translation reserve	(14,908)	(28,096)
Retained earnings	143,365	152,614
Total shareholders’ equity	330,775	330,753

Total liabilities and shareholders’ equity	$487,298	$465,640

6

Consolidated Statements of Cash Flows

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2014	2015	2014	2015
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Net income for the period	$20,485	$9,249	$9,464	$2,242

Adjustments:
Amortization of intangible assets	2,042	2,765	781	907
Change in fair value of derivative financial instruments	(1,324)	(3,040)	(1,588)	800
Exchange rate differences on Short-term loans and borrowing	-	(1,386)	-	(46)
Exchange rate differences on long-term loans and borrowing	(1,030)	(2,870)	(1,030)	365
Depreciation of property, plant and equipment	10,085	9,822	3,994	3,352
Restructuring costs	-	6,536	-	2,003
Share based payment	6,732	3765	2,195	1,334
Interest expense (income), net	552	64	219	(62)
Income tax expense	2,672	2,158	1,229	787
	40,214	27,063	15,264	11,682
Decrease (increase) in inventories	(15,604)	10,117	(11,659)	5,061
Decrease (increase) trade and other receivables	23,425	17,373	9,572	(1,850)
Increase (decrease) in trade payables and other liabilities	(17,933)	(21,078)	10,345	1,560
Increase (decrease) in employee benefits	(70)	(41)	(89)	74
Increase (decrease) in provisions	378	188	(79)	(88)
	30,410	33,622	23,354	16,439
Interest paid	(549)	(182)	(220)	(17)
Income tax received	715	549	5	283
Income tax paid	(4,361)	(5,508)	(422)	(2,303)
Net cash from operating activities	26,215	28,481	22,717	14,402

Cash flows from investing activities
Interest received	42	118	15	79
Proceeds from investment grants	-	2,252	-	-
Proceeds from (payment for) derivative financial instruments, net	(527)	2,571	721	828
Acquisition of property, plant and equipment	(43,710)	(40,793)	(15,499)	(12,208)
Acquisition of intangible assets	(4,054)	(2,825)	(1,508)	(974)
Net cash used in investing activities	(48,249)	(38,677)	(16,271)	(12,275)

Cash flows from financing activities
Proceeds from exercise of employee share options	820	153	79	-
Receipts of long-term loans and borrowings	30,210	-	30,210	-
Repayments of long-term loans and borrowings	-	(14,026)	-	(1,674)
Change in short-term debt	(8,830)	22,013	(31,997)	9,673
Net cash from (used in) financing activities	22,200	8,140	(1,708)	7,999

Net increase (decrease) in cash and cash equivalents	166	(2,056)	4,738	10,126
Cash and cash equivalents at the beginning of the period	40,885	46,880	36,244	33,418
Effect of exchange rates fluctuations on cash and cash equivalents	(1,150)	(1,344)	(1,081)	(64)

Cash and cash equivalents at the end of the period	$39,901	$43,480	$39,901	$43,480

7

Information about Adjusted revenue in reportable segments

	Western Europe	The Americas	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Nine months ended:
September 30, 2014 (Unaudited)	$214,805	105,141	37,396	27,906	$385,248
September 30, 2015 (Unaudited)	188,238	72,098	27,040	15,637	$303,013

Three months ended:
September 30, 2014 (Unaudited)	$74,589	29,504	13,265	8,547	$125,905
September 30, 2015 (Unaudited)	$68,505	26,234	8,997	6,279	$110,015

The following tables present the Company’s Adjusted revenue, by product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2015	2014	2015
	(Unaudited)		(Unaudited)
	Revenue
	(in thousands)

Sparkling Water Maker starter kits (including exchange cylinders)	$119,534	$91,499	$41,464	$34,234
Consumables	254,835	205,133	81,212	73,882
Other	10,879	6,381	3,229	1,899
Total	$385,248	$303,013	$125,905	$110,015

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2015	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)
	As a percentage of revenue

Sparkling Water Maker starter kits (including exchange cylinders)	31.0%	30.2%	32.9%	31.1%
Consumables	66.1%	67.7%	64.5%	67.2%
Other	2.9%	2.1%	2.6%	1.7%
Total	100.0%	100.0%	100.0%	100.0%

8

The following table provides a reconciliation of Non-IFRS to IFRS financial data for the three months ended September 30, 2015:

	Non-IFRS	Restructuring		IFRS
	In Thousands USD
Revenue	$110,015	$		$110,015
Cost of revenue	56,800		2,455	59,255
Gross profit	53,215		(2,455)	50,760
Operating income	5,412		(2,455)	2,957
Net income for the period	$4,697		$(2,455)	$2,242
Net income per share
Basic and diluted (in USD)	0.22		(0.11)	0.11

EBITDA
	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2015	2014	2015
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA
Net income	$20,485	$9,249	$9,464	$2,242
Financial income, net (*)	(658)	(5,148)	(1,783)	(72)
Income tax expense	2,672	2,158	1,229	787
Depreciation and amortization	12,127	12,587	4,775	4,259
EBITDA	$34,626	$18,846	$13,685	$7,216
Restructuring	-	7,347	-	2,455
Adjusted EBITDA	34,626	26,193	13,685	9,671

(*)	Starting in Q1 2015, the Company presents EBITDA excluding total financial expense (income), net, as opposed to 2014 in which EBITDA was presented excluding only interest expense. Three months ended September 30, 2014 and nine months ended September 30, 2014 EBITDA were also adjusted to exclude total financial expense.

9